FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of August
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

18 August 2015

HSBC HOLDINGS PLC
ISSUANCE OF SUBORDINATED NOTES

On 18 August 2015, HSBC Holdings plc issued US$1,500,000,000 4.250% Subordinated Notes due 2025, (the 'Notes').

Application will be made to list the Notes on the New York Stock Exchange.

Media enquiries to Heidi Ashley on +44 20 7992 2045.

Note to editors:

The HSBC Group
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from over 6,100 offices in 72 countries and territories in Asia, Europe, North and Latin America, and the Middle East and North Africa. With assets of US$2,572bn at 30 June 2015, HSBC is one of the world's largest banking and financial services organisations.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                     Name: Ben J S Mathews

                                                                                                Title: Group Company Secretary

                                                                                 Date: 18 August 2015